Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

							Nine Months Ended September 30,
TITLE		2010	2011	2012	2013	2014	2014	2015
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$719.0	$1,395.0	$967.0	$1,228.0	$872.0	$565.0	$1,001.0
(B)	Noncontrolling interests, net of taxes	(21.0)	(14.0)	(5.0)	17.0	19.0	13.0	21.0
(C)	Fixed charges excluding capitalized interest	700.4	661.8	782.0	705.5	694.2	532.0	528.0
(D)	Amortization of previously capitalized interest	30.4	29.2	24.2	24.7	23.9	19.0	15.6
(E)	Distributed income of equity investees	33.0	85.6	—	—	56.1	56.1	35.0
(F)	Earnings (loss) from continuing operations before income taxes and fixed charges	$1,461.8	$2,157.6	$1,768.2	$1,975.2	$1,665.2	$1,185.1	$1,600.6
Fixed Charges
(G)	Interest and amortization of debt expense	$643.4	$602.0	$714.7	$648.3	$642.9	$484.3	$480.8
(H)	Interest factor attributable to rentals	51.5	54.4	61.6	56.1	51.3	47.7	47.2
(I)	Preferred dividends of subsidiaries	5.5	5.4	5.7	1.1	—	—	—
(J)	Capitalized interest	14.0	21.6	36.6	17.0	23.2	16.8	19.1
(K)	Total fixed charges	$714.4	$683.4	$818.6	$722.5	$717.4	$548.8	$547.1
(L)	Ratio of earnings to fixed charges	2.05	3.16	2.16	2.73	2.32	2.16	2.93
(M)	Deficiency in earnings necessary to cover fixed charges

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.